July 27, 2007

Mr. Peter Lankau Chief Executive Officer Endo Pharmaceuticals Holdings, Inc. 100 Endo Boulevard Chadds Ford, PA 19317
Dear Mr. Lankau:
As you are aware D. E. Shaw Composite Portfolios L.L.C. and certain of its affiliates (collectively “we” or the “D. E. Shaw group”) beneficially own approximately 5.6% of the outstanding shares of Endo Pharmaceuticals Holdings Inc. (“ENDP” or the “Company”).

Over the past several months we have had a constructive dialogue with you and your management team on the Company’s current prospects and longer-term strategic vision.  We continue to believe that ENDP’s current portfolio consists of highly valuable products (including Lidoderm, Opana IR and ER, and Frova) that provide the Company with the commercial presence in pain management that is required to be considered “world-class.”  In addition, the Company’s cash balance remains a widely misunderstood and undervalued asset.  We believe the true fair value of ENDP is being discounted due to 1) inefficient capital structure, 2) publicly stated intention to diversify away from pain management, and 3) the perceived risk of Lidoderm genericization.

Over the last 12 months, ENDP has underperformed relative to the DJIA, NASDAQ, and S&P 500.  These indices have appreciated 26.7%, 31.8%, 22.8% respectively versus 11.5% for ENDP.  ENDP currently has approximately 3 times the net cash per share of the Company’s peer group[1] and applying valuation metrics that appropriately account for cash and debt (i.e., P/E

1 Peer group includes ALO, BRL, CEPH, ELN, FRX, KG, MRX, MOGN, SEPR, VRX, WCRX, WPI

As mentioned above, we believe that three issues contribute to this valuation gap:  1) inefficient capital structure, 2) publicly stated intention to diversify away from pain management, and 3) the perceived risk of Lidoderm genericization.  Each of these topics is worth further discussion:

Inefficient capital structure.  As of the end of Q1 2007, ENDP had a net cash position of
$731 million, or 16% of the Company’s market capitalization.  In addition, ENDP is generating greater than $200 million of cash per year and growing.  The conscious decision to hold all of this cash on the Company’s balance sheet while management continues to assess the strategic landscape is destroying value as the market gives ENDP no credit for this cash.  While the Company’s cash leaves it the flexibility to consider and make acquisitions, ENDP has been guiding to complete a near-term transaction for the last 10 months and the present value of the cash asset continues to decline.  By more effectively deploying this cash in the near-term, ENDP can substantially improve its present and future valuation with no risk of impairing the ability to pursue a future transaction.

The Company’s large cash position could be used to fund highly accretive share buybacks that would likely create value far in excess of your expected interest income.  One option is:  a $1.5 billion levered buyback at $35 per share funded using $500 million in available cash and $1 billion in a hybrid debt structure at 5% (2.2 times net debt to CY07 consensus EBITDA[1] leverage) would increase earnings per share by more than 20%.  In this scenario we believe the Company would retain sufficient financial flexibility to execute appropriate strategic transactions as they arise.

Publicly stated intention to diversify away from pain management decreases attractiveness to strategic acquirers.  We believe the Company’s world-class commercial presence in pain management, large and growing product portfolio, and significant cash flow are of obvious value to a wide spectrum of strategic and financial acquirers.  Our conversations with investors, advisers, and executives in the healthcare space have supported this view, and we strongly believe that ENDP is an attractive acquisition target.  However, we are concerned that the Company’s public intention to diversify away from pain management via a major transaction would meaningfully dilute the value of these assets while also increasing the risk profile of the business.  While we are typically very supportive of the Company’s capital being allocated to new opportunities at attractive prices, we are not convinced that such a deal is out there.  In fact, the inability to consummate an attractively priced deal over the last 9 to 12 months supports this concern.  In these scenarios, we are perfectly happy to benefit from the strong cash flow via an optimized balance sheet.

Even if a strategic transaction is being considered, we believe it is imperative that management and the Board of Directors thoroughly evaluate all strategic alternatives prior to embarking on a major diversification initiative to ensure the highest value to shareholders.  As a strategic acquisition candidate, ENDP provides a portfolio of growing pain products already generating revenue in excess of $1 billion per year, a pipeline of pain opportunities, and reliable cash flow of over $200 million per year—all highly valuable assets in the pharmaceutical market.  The current market dynamic, which is characterized by near-term revenue gaps, sparse pipelines, and limited new growth opportunities, only bolsters this value.  Additionally, there is a myriad of potential synergies in a strategic transaction, including opportunities to commercialize select ENDP drugs outside the United States and to reduce redundant commercial and administrative infrastructure, clinical spend, and overhead.

  1 Source: Capital IQ

Lidoderm genericization risk.  While the market appears to discount the Company’s valuation based on perceived risks of Lidoderm genericization, we believe the risk to the Lidoderm business is overstated.  Specifically:

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The Lidoderm IP estate is broad and sound—the product currently has five Orange Book listed patents covering formulation and method of use that must be challenged successfully prior to generic approval.

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The Lidoderm IP estate is broad and sound—the product currently has five Orange Book listed patents covering formulation and method of use that must be challenged successfully prior to generic approval.

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The Office of Generic Drugs (“OGD”) recommendation on an abbreviated generic pathway for Lidoderm is onerous, particularly in its requirement that the size of patch and level of lidocaine in the patch pre- and post-treatment be identical to the branded comparator, decreasing the possibility of “inventing around” the existing Lidoderm formulation patents.  Additionally, the recommendation has not yet accounted for the fact that the Lidoderm label clearly states that the product acts locally rather than systemically and Lidoderm does not cause complete sensory block of the treated area.  We expect that OGD and FDA will need to address both of these issues, and possibly the issue of “skinny labeling” before approving a Lidoderm generic.

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In the event of a paragraph iv filing, Lidoderm will still have 31.5 months of protection under the Hatch Waxman statute after a paragraph iv generic filing (45 days to file suit from notification, automatic 30 month stay of action).

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The Company has filed a thorough and scientifically valid Citizen’s Petition that must be addressed by FDA before final action is taken on any application.  At a minimum, the Citizen’s Petition should force FDA and OGD to agree on how to treat the questions of local versus systemic efficacy and skin irritation/sensitization when assessing a generic filing.

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Branded transdermal products historically retain significant revenue after genericization due to the limited number of generic companies with approvable patch capability and the traditional difficulty in manufacturing patches on a commercial scale (e.g., Duragesic, Climara).

While the risk of Lidoderm genericization is out of management’s direct control, we believe management has taken appropriate steps to protect the product by filing a well-reasoned Citizen’s Petition and publicly expressing continued confidence in the current Lidoderm patent estate.  However, we believe management is being overly conservative on both the balance sheet and the need to diversify versus the actual risk to Lidoderm.

Despite management’s extremely conservative view of the franchise, we continue to believe ENDP has an outstanding fundamental business in pain management.  However, we believe the ongoing valuation gap relative to peers can be addressed by making the Company’s capital structure more efficient.  Additionally, we believe the Board of Directors must first consider all strategic alternatives prior to pursuing a transaction to diversify away from pain management.  In the absence of taking initiatives to address these issues, we have little confidence that ENDP shares will appreciate to fair value in a timely manner.  On the other hand, by pursuing these initiatives, we believe ENDP’s management and Board of Directors will unlock significant value for the Company’s shareholders.

We are happy to meet with management and/or the Board of Directors at their convenience to discuss our views.  Thank you for your consideration and we look forward to continuing our constructive dialogue.

D. E. Shaw Composite Portfolios, L.L.C.

By:           D. E. Shaw & Co., L.L.C., its managing member

By:
James Mackey
Authorized Signatory

NOTHING IN THIS LETTER CONSTITUTES TAX, LEGAL (INCLUDING WITHOUT LIMITATION INTELLECTUAL PROPERTY), INVESTMENT, OR TAX ADVICE.  THE COMPANY, ITS MANAGEMENT, AND ITS BOARD OF DIRECTORS SHOULD CONSULT ITS OWN ADVISERS FOR ADVICE CONCERNING THE VARIOUS CONSIDERATIONS RELATING TO THE MATTERS OUTLINED OR REFERRED TO IN THIS LETTER.  NONE OF D. E. SHAW COMPOSITE PORTFOLIOS, L.L.C., D. E. SHAW & CO., L.P. (ITS INVESTMENT ADVISER), D. E. SHAW & CO., L.L.C. (ITS MANAGING MEMBER), AND ANY OTHER ENTITY IN THE D. E. SHAW GROUP; NOR THEIR AFFILIATES; NOR ANY SHAREHOLDERS, PARTNERS, MEMBERS, MANAGERS, DIRECTORS, PRINCIPALS, PERSONNEL, TRUSTEES, OR AGENTS OF ANY OF THE FOREGOING IS RESPONSIBLE FOR GIVING, OR IS LIABLE FOR, ANY LEGAL, INVESTMENT, OR TAX ADVICE WITH RESPECT TO THE COMPANY NOR SHALL BE LIABLE FOR ANY ERRORS (AS A RESULT OF NEGLIGENCE OR OTHERWISE TO THE FULLEST EXTENT PERMITTED BY LAW IN THE ABSENCE OF FRAUD) IN THE INFORMATION, BELIEFS, AND/OR OPINIONS INCLUDED IN THIS LETTER, OR FOR THE CONSEQUENCES OF RELYING ON SUCH INFORMATION, BELIEFS, OR OPINIONS.  ANY INFORMATION, BELIEFS, AND/OR OPINIONS PROVIDED IN THIS LETTER CONSTITUTE THE UNDERSTANDING OF THE ENTITY PROVIDING SUCH INFORMATION, BELIEFS, AND/OR OPINIONS AS OF THE DATE OF THIS LETTER, ARE SUBJECT TO CHANGE WITHOUT NOTICE, AND MAY NOT REFLECT THE CRITERIA EMPLOYED BY THE ENTITIES IN THE D. E. SHAW GROUP TO EVALUATE INVESTMENTS.  NO REPRESENTATION IS MADE THAT THE STATISTICS AND OTHER INFORMATION DESCRIBED IN THIS LETTER ARE COMPLETE OR ADEQUATE OR THAT THEY WOULD BE USEFUL IN SUCCESSFULLY EVALUATING THE COMPANY’S BUSINESS OR STRATEGIC DECISIONS.  CERTAIN INFORMATION AND OPINIONS INCLUDED IN THIS LETTER HAVE BEEN OBTAINED FROM THIRD-PARTY SOURCES BELIEVED TO BE APPROPRIATE FOR CONSIDERATION.  SOURCES FOR SUCH INFORMATION AND OPINIONS MAY HAVE SELF-INTERESTED REASONS FOR PROVIDING INCORRECT INFORMATION.  MOREOVER, NO ASSURANCE CAN BE GIVEN THAT SUCH INFORMATION OR OPINIONS ARE RELIABLE, AND THEY SHOULD NOT BE TAKEN AS SUCH.